

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

>   **Re: Enviro Cleanse Inc.**
>   **Amendment No.1 to Registration Statement on Form S-1**
>   **Filed August 28, 2012**
>   **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1.   In accordance with Rule 470 under the Securities Act of 1933, please number each amendment to the registration statement consecutively in the order in which they are filed. In this regard, we note that the cover page of the registration statement should have indicated "Amendment No.1." Please also note that you are required to file a marked copy of amendments on EDGAR pursuant to Rule 310 of Regulation S-T. Please ensure to file a marked copy of future pre-effective amendments to the registration statement. Refer also to Rule 472 under the Securities.

2.   Please update the date on the prospectus cover page to correspond with the amendment filing date. For additional guidance on the date of filing of amendments, refer to Rule 474 under the Securities Act.

3.   We note your response to comment three in our letter dated August 17, 2012. However, please tell us about all such companies regardless as to whether they are actively reporting.

4.   We note your response to comment four in our letter dated August 17, 2012. Please disclose on your prospectus cover page that you are an emerging growth company.

5.   Please provide a currently dated consent from your auditors as an exhibit to the Form S-1. Refer to Item 601(b)(23) of Regulation S-K.

Summary, page 5

6.   Please disclose here that you currently have no commitments to raise the minimum funds
       necessary to become a revenue generating company over the next twelve months.

Plan of Distribution, page 16

Offering Price, page 16

7.   Please revise your disclosure in the first paragraph to indicate that the offering price will
       be fixed for the duration of the offering. Please refer to comment one in our letter dated
       August 17, 2012 and your response to that comment.

Interests of Named Experts and Counsel, page 20

8.   Please include the address of counsel here.

Description of Business, page 20

General

9.   Please revise your disclosure to prominently identify the company as a shell company.

10.   In accordance with subparagraphs (ix) and (xi) of Item 101(h)(4) of Regulation S-K,
       please disclose if material to an understanding of your business:
       • the effect that compliance with existing and probable government regulations may
         have on your business; and
       • the costs and effects of compliance with federal, state and local environmental
         laws.

Business, page 21

11.   We note that here and throughout the prospectus you provide various factual statements
       about your industry without indicating whether the source of the information is
       management's belief, industry data, general articles or another source. In this regard, we
       note statements such as:
       • "the demand for such environmental services is very strong, and increasing;"
         [page 21]
       • "[t]he world's population will increase from six billion to nearly ten billion by
         year 2050;" [page 23]
       • "[i]n Canada and the U.S., the eco-sector will experience 15% to 25% annual
         growth rates compared to economic growth of 2% to 4%." [page 23]

Please note that the above list is not meant to be exclusive. Where you include this type of disclosure such as your "Industry Overview" disclosure on page 22, please identify the information source(s) serving as basis for your disclosure, including the year when the industry report/publication became available. If this information is based upon management's belief, please indicate that this is the case.

12.   If true, please confirm that all market and industry data (including but not limited to data collected by Environment Canada (see page 25) or studies conducted by CANMET (see page 24), represents information that was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Please also provide us with copies of these reports marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

13.   Please provide brief background information about the business of EarthWorks Environmental Inc. In addition, clearly disclose whether you are currently engaged in discussions with EarthWorks. To help investors understand how you will utilize METS technology, please reconcile your disclosure that you are negotiating "to receive the exclusive Canadian license to own and operate the METS technology" with your Plan of Operations disclosure on page 30 where you disclose that you intend to purchase the MATRIX system equipment for $250,000.

14.   In your disclosure here, as well as in your Products and Services section starting on page 25, you make various statements, including, but not limited to, METS' "proven" ability to reduce contamination and "treating virtually any type of contaminant," its "state-of-the-art technology" being the "most practical approach to remediating contaminated soils," and that in "no case does METS create or produce environmentally unsafe byproducts…"   Please tell us to whom you attribute these statements. We may have additional comments following the review of your response.

Products and Services, page 25

15.   Please revise your disclosure to provide the basis upon which you claim the superior qualities of METS compared to competitive technologies.

Price, page 26

16.   To help investors better ascertain your ability "to generate sufficient revenue/profit" while remaining competitive with other service providers, please disclose the basis of management's price estimate, as well as discuss, to the extent known, the projected capacity of remedial work management expects to undertake during the first 12 months of operation.

Competitive landscape, page 27

17.   With a view towards disclosure, please tell us whether your services will require government approval, and to the extent such approval has not yet been received, discuss the status of the approval process. See Item 101(h)(4)(viii) of Regulation S-K.

18.   Since you disclose that you will license the technology and/or purchase the equipment needed to provide your services from EarthWorks, please revise your disclosure to accurately describe your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Plan of Operations, page 30

19.   Please expand your disclosure here by indicating how you are budgeting the estimated $1.221 million in capital requirements, describing accurately the various categories of your anticipated expenses. For example, it is not clear whether you will purchase the equipment necessary to conduct your remediation services or whether you will rent them by entering into financing arrangements. Also, it is not readily apparent what "Labor costs" or "License costs" may represent. Please provide examples of the chemical reagents you will require in rendering your services and whether the $378,000 estimate represents the cost of such materials for a period of 12 months from the start of operations.

20.   Please consider presenting a comprehensive tabular disclosure of your needed capital by identifying the significant steps or milestones that will need to be completed prior to the launch of your business during the next 12 months and the projected timeline for achieving each step.

Exhibits

Exhibit 3.1(i) Articles of Incorporation

21.   We note your response to comment 21 in our letter dated August 17, 2012. Please note that in accordance with Item 601(b)(3) of Regulation S-K, the articles of incorporation or amendments thereto should be filed as number "3" exhibits. As set forth in Instruction 3 to the Exhibit Table, whenever necessary, you may include alphabetical or numerical subparts. Please re-file the amendment accordingly.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director